Free Writing Prospectus

Filed pursuant to Rule 433(f)

Registration Statement No. 333-197085

Dated December 8, 2014

Univar Inc.

Free Writing Prospectus Published or Distributed by Media

On December 4, 2014, Bloomberg conducted an interview with Erik Fyrwald, the President and Chief Executive Officer of Univar Inc. (the “Company”) on the program Bloomberg Surveillance. The interview was recorded and made available on Bloomberg’s website for a period of time. The interview is reproduced below.

Bloomberg is not an affiliate of the Company and no payment was made or consideration given by or on behalf of the Company or any other offering participant for the interview. You should consider statements in the interview only after carefully evaluating all of the information in the preliminary prospectus contained in the registration statement filed by the Company with the Securities and Exchange Commission (the “SEC”) on November 14, 2014. In particular, you should carefully read the risk factors described in the preliminary prospectus.

Transcript of excerpts from Bloomberg interview relating to the Company:

BRENDAN GREELEY: Erik, Texas light sweet is under $70. We’ve talked about what that does to capital expenditure in the US going forward. What does that do to suppliers like you?

ERIK FYRWALD: Well, it no doubt will have an impact on drilling. It will decrease the drilling rates today. But I think that I’m optimistic because I believe that the fracking industry in the United States is very entrepreneurial. We’ll find ways to lower the cost and we’ll be back out there next year going full steam.

BRENDAN GREELEY: Are you already seeing orders change as a consequence of the drop in prices?

ERIK FYRWALD: We’re seeing some orders start to reduce in some of the higher cost areas.

BRENDAN GREELEY: Can you say which areas?

ERIK FYRWALD: There are a few of the higher cost areas across the US that are related to companies that often that have higher debt. The drillers that are more careful with what they’re doing and their expenditures.

BRENDAN GREELEY: OK.

ERIK FYRWALD: The drilling that’s already occurred those wells are being completed and oil will be produced, but it’s some of the new drilling that has been cut back.

BRENDAN GREELEY: OK.

SCARLET FU: How healthy are your customers, the drillers? You must be concerned about the financial health of these companies as oil prices continue declining.

ERIK FYRWALD: Well, there’s a range and a situation like this; the oil industry goes through ups and downs.

SCARLET FU: Sure.

ERIK FYRWALD: This is a normal course of events. And the strong get stronger during a situation like this. So I think it’s the companies that are very highly indebted that have the biggest challenge.

BRENDAN GREELEY: You have an insight into the fracking market in Europe as well. You’re number one in the market here for what you do. But over there you’re number two.

ERIK FYRWALD: Right.

BRENDAN GREELEY: What do you see the prospects for actual sort of active fracking in Poland, in the UK, where we know that we have these deposits?

ERIK FYRWALD: Yeah, I think it’s going to come, no doubt. I think at a lower oil price, it gets pushed back. But I think in the US is where the leadership is coming from, and why I’m so optimistic about the US is because even at these lower prices, the drillers, the system, the industry is finding a way to get the oil and gas out at lower and lower costs.

SCARLET FU: OK, so as we wait out to see how oil prices behave, oil and gas makes up 19% of your revenue.

ERIK FYRWALD: Correct.

SCARLET FU: Are you looking to shift that and reduce that and increase your exposure to personal care agriculture over the next year?

ERIK FYRWALD: Well, oil and gas makes up 19% of our revenue and it has four segments to it. So it’s got the upstream, the drilling and the fracking. We have the midstream where we have additives for pipelines. We have the downstream refining. And we also have mining. So the other three segments of the four in the oil and gas mining area are unimpacted by this. So it’s only the upstream drilling.

SCARLET FU: So you’re looking to tilt that balance a bit?

ERIK FYRWALD: Yeah, we’ll see a slowdown in growth of the drilling—

SCARLET FU: Yeah.

ERIK FYRWALD: But I am extremely optimistic about the future of drilling in the United States and across North America. So we’re not going to pull back. We’re going to push forward to strengthen our position during this situation. Because for the next 5, 10 years, this is going to be a tremendous market.

BRENDAN GREELEY: OK, Erik Fyrwald of Univar, warning us to be optimistic but be wary of highly leveraged frackers in high cost areas. Thank you very much.

ERIK FYRWALD: Thank you.

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The Company has filed a registration statement with the SEC for the offering to which this communication relates. Before you invest, you should read the preliminary prospectus in that registration statement and other documents the Company has filed with the SEC for more complete information about the Company. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, when available, you may also request a copy of the preliminary prospectus, at no cost, by mail to 3075 Highland Parkway, Suite 200, Downers Grove, IL 60515.

This free writing prospectus contains statements that constitute forward-looking statements. In particular, without limitation, the impact of lower oil prices on the fracking industry, the future of drilling in the United States and

North America, the prospects for active fracking in Europe, specifically in Poland and the UK, and the impact on the Company’s business and strategy with respect to the fracking industry are forward-looking statements. These forward-looking statements are not guarantees of future performance and involve risks, uncertainties and other factors that may cause such forward-looking statements not to occur or to occur in a different form or vary, potentially materially, from those contemplated by the preliminary prospectus. Such factors include, among others, general industry, economic and business conditions, which could, among other things, impact the overall demand for chemicals, as well as the factors discussed under “Risk Factors” in the Company’s preliminary prospectus. The Company does not intend, and undertakes no obligation, to update any forward-looking information to reflect actual results or future events or circumstances. Please consult any further disclosures the Company makes on related subjects in reports to the SEC.

In addition, projections, assumptions and estimates of the Company’s future performance and the future performance of the industries in which it operates are necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described in the Company’s preliminary prospectus under the headings “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and elsewhere in the preliminary prospectus. These and other factors could cause results to differ materially from those expressed in such estimates.

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